       1								EXHIBIT F-

						December 8, 1995

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

	RE:	The Hope Gas Company, et al.
		S.E.C. File Number 70-____

Dear Sirs:

	The following opinion is rendered in accordance with the requirements of Exhibit F to Form U-1 of the Securities and Exchange Commission ("SEC") with respect to the transaction proposed by Hope Gas, Inc. ("Hope") and CNG Producing Company ("CNGP"), in the Application-Declaration filed concurrently herewith. The Application-Declaration seeks authority for Hope to sell utility assets -- production wells and connecting lines, including leases, etc. ("Production Properties") -- to CNGP in exchange for approximately $4.6 million.

	I have examined the Certificate of Incorporation and Bylaws of Hope and CNGP; the Purchase and Sale Agreement signed by Hope and CNGP relating to the transaction proposed within the Application-Declaration; and such other documents, records, laws and other matters as I deemed relevant and necessary for the proposes of this opinion.

	Based on such examination and relying thereon, I am of the opinion that when the SEC permits the Application-Declaration to become effective, all requisite action will have been obtained by Hope and CNGP to consummate the sale of the Production
Properties.

	In the event the proposed transaction is consummated in accordance with the Application-Declaration, I am of the opinion that all state laws applicable to the proposed transaction will have been complied with; that Hope will legally acquire approximately $4.6 million; CNGP will legally acquire the interest in the Production Properties; and the consummation of the proposed transaction will not violate the legal rights of Hope or CNGP, its parent, or any associate company thereof.

	I hereby consent to the use of this opinion in connection with the filing.

						Sincerely,


						J. M. Hostetler
						Attorney



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